UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities
Exchange Act of 1934

Date of Report: March 1, 2018

Commission File Number: 001-33701

Fly Leasing Limited
(Exact Name of registrant as specified in its charter)

West Pier Business Campus
Dun Laoghaire
County Dublin, A96 N6T7, Ireland
(Address of principal executive office)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On February 28, 2018, Fly Leasing Limited (“Fly”) announced that it has entered into definitive agreements with AirAsia Berhad (“AirAsia”) and its subsidiary, Asia Aviation Capital Limited (“AACL”), pursuant to which Fly will acquire 55 Airbus narrowbody aircraft and seven engines on operating leases, between 2018 and 2021.  Fly also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer in 2019.

Under the terms of the agreements, Fly will acquire a portfolio of 33 Airbus A320-200 aircraft and seven engines on operating leases to AirAsia and its affiliated airlines, and one Airbus A320-200 aircraft on operating lease to a third-party airline (“Portfolio A”).  AirAsia will receive approximately $1.0 billion in cash and 3,333,333 FLY common shares, valued at $15.00 per share (the “Fly Shares”).  The Fly Shares will be subject to lock-up restrictions until 2021, as well as voting and standstill undertakings until AirAsia and its affiliates own less than 10% of Fly’s outstanding shares.  Fly has agreed to register these shares with the Securities and Exchange Commission.  The closing of the Portfolio A transaction, which is expected to occur in the second and third quarters of 2018, remains subject to approval by AirAsia shareholders, receipt of regulatory approvals and satisfaction of customary closing conditions.

In addition, Fly will acquire 21 Airbus A320neo family aircraft on operating leases to AirAsia and its affiliated airlines as the aircraft deliver from Airbus between 2019 and 2021 (“Portfolio B”).  Fly also will acquire the option to purchase an additional 20 Airbus A320neo family aircraft, not subject to lease, which begin delivering from the manufacturer in 2020 (“Portfolio C”).  The consummation of the Portfolio B and Portfolio C transactions is conditioned upon the closing of the Portfolio A transaction (collectively, the Portfolio A, Portfolio B and Portfolio C transactions being the “Transactions”).

Fly has entered into a commitment letter with BNP Paribas, Citi, Commonwealth Bank of Australia and Deutsche Bank (the “Underwriters”) pursuant to which the Underwriters have agreed to provide $582.2 million in senior, secured debt financing for the Transactions (the “Acquisition Credit Facility”).  The Underwriters have agreed to provide $145.5 million under a two-year loan facility, and $436.7 million under a five-year loan facility, subject to the terms and conditions of the commitment letter.  The proceeds from the Acquisition Credit Facility will be used to finance the Transactions, except for the acquisition of four aircraft in Portfolio A which are expected to be financed under Fly’s existing warehouse facility.

Alongside the Transactions, two other capital pools managed and serviced by BBAM Limited Partnership and its subsidiaries (“BBAM”), Nomura Babcock & Brown and Incline Aviation, will acquire an aggregate of 73 Airbus narrowbody aircraft and seven engines on operating lease to AirAsia and its affiliated airlines, four narrowbody aircraft on lease to third-party airlines, and the option to purchase an additional 30 Airbus A320neo family aircraft, not subject to lease, delivering in the future.

Finally, Summit Aviation Holdings LLC and an affiliate of Onex Corporation (“Onex”) each have agreed to purchase $10 million of newly issued common shares of Fly, at a purchase price of $15.00 per share.  Fly has agreed to register these shares with the Securities and Exchange Commission.  The lock-up on existing shares held by Onex will terminate upon issuance and sale of the new Fly shares, and all shares held by Onex at that time will be subject to a 180-day lock-up.

Forward Looking Statements

This report and the exhibits filed herewith include forward-looking statements regarding the Transactions that are not historical or current facts and deal with potential future circumstances and developments, in particular statements regarding whether and when the Transactions and related transactions will be consummated; the amount of cash and stock consideration to be paid by Fly; the type, amount and terms of the acquisition financing to be obtained by Fly; and, the amount of any fees and expenses incurred in connection with the Transactions. Forward-looking statements are qualified by the inherent risks and uncertainties surrounding future expectations generally and may materially differ from actual future experience. Risks and uncertainties that could affect forward-looking statements include: satisfaction of conditions to the closing of the Transactions; satisfaction of conditions to the financing of the Transactions; Fly’s ability to obtain additional required financing for the Transactions on favorable terms, or at all; the risk that expected benefits of the Transactions may not be fully realized or may take longer to realize than expected; the risk that business disruption resulting from the Transactions may be greater than expected; and the risks that are described in Fly’s reports filed with the SEC, including the annual report on Form 20-F for the year ended December 31, 2016 and the quarterly report on Form 6-K for the nine months ended September 30, 2017. This report speaks only as of its date and Fly disclaims any duty to update the information herein other than as required by applicable law or regulation.

Exhibits

99.1	Fly Leasing Limited Press Release
99.2	Fly Leasing Limited Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fly Leasing Limited
(Registrant)
Date:	March 1, 2018	By:	/s/ Colm Barrington
Colm Barrington Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Title

99.1	Fly Leasing Limited Press Release
99.2	Fly Leasing Limited Investor Presentation